FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Trastuzumab deruxtecan achieved a tumour response rate of 60.9% in pivotal Phase II HER2-positive metastatic breast cancer trial

11 December 2019 13:00 GMT

Trastuzumab deruxtecan achieved a tumour response rate of 60.9%
in pivotal Phase II HER2-positive metastatic breast cancer trial

AstraZeneca and Daiichi Sankyo's trastuzumab deruxtecan demonstrated an impressive 14.8-month median duration of response and 16.4-month median progression-free survival

AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo) today presented positive detailed data from the global pivotal Phase II single-arm DESTINY-Breast01 trial of trastuzumab deruxtecan (DS-8201), a HER2-targeting antibody drug conjugate (ADC) and potential new medicine, in patients with HER2-positive metastatic breast cancer who received two or more prior HER2-targeted regimens.

The primary endpoint of objective response rate (ORR), confirmed by independent central review, was 60.9% with trastuzumab deruxtecan monotherapy (5.4mg/kg). Patients had a median of six prior therapies for metastatic disease (2-27).

Patients achieved a disease control rate (DCR) of 97.3% with a median duration of response (DoR) of 14.8 months and median progression-free survival (PFS) of 16.4 months. The median overall survival (OS) has not yet been reached, with an estimated survival rate of 86% at one year. The results were consistent across subgroups of patients.

José Baselga, Executive Vice President, Oncology R&D, said: "The clinically meaningful and durable responses seen among these patients illustrate the potential of trastuzumab deruxtecan to establish a new standard of care. These results are impressive, as women with this advanced stage of breast cancer have already endured multiple prior therapies for HER2-positive metastatic breast cancer."

Antoine Yver, Executive Vice President and Global Head, Oncology Research and Development, Daiichi Sankyo, said: "The strength of the pivotal results and the consistency with previously reported trastuzumab deruxtecan data further underscore that this specifically engineered HER2-targeted antibody drug conjugate is delivering on its intent of enhancing efficacy for patients with HER2-positive metastatic breast cancer."

Ian E. Krop, a principal investigator of the DESTINY-Breast01 trial and Associate Chief, Division of Breast Oncology, Susan F. Smith Center for Women's Cancers, Dana-Farber Cancer Institute, said: "These results are particularly striking as trastuzumab deruxtecan prompted a high level of durable tumour reduction among patients, the majority of whom had exhausted most if not all standard therapies for HER2-metastatic breast cancer. We are excited by these results and their potential to help patients with this advanced stage of breast cancer."

Summary of resultsi
Efficacy measure	Total evaluable (n=184) ii
ORR (%) (95% CI)	60.9 (53.4-68)
CR (%)	6.0
PR (%)	54.9
SD (%)	36.4
PD (%)	1.6
DCR (%) (95% CI)iii	97.3 (93.8-99.1)
CBR (%) (95% CI)iv	76.1 (69.3-82.1)
Median DoR (95% CI)	14.8 months (13.8-16.9)
Median PFS (95% CI)	16.4 months (12.7-NE)
Estimated OS at 12 months (%) (95% CI)	86 (80-91)
CI, confidence interval; CR, complete response; PR, partial response; SD, stable disease; PD, progressive disease; NE, not estimable.
i As assessed by independent central review.
ii 5.4mg/kg.
iii DCR is (CR + PR + SD)
iv CBR is (CR + PR + SD for ≥6 months)

The data were included as part of the press programme at the 2019 San Antonio Breast Cancer Symposium and simultaneously published online in The New England Journal of Medicine.

Prior therapies included trastuzumab emtansine (100%), trastuzumab (100%), pertuzumab (65.8%), other anti-HER2 therapies (54.3%), hormone therapies (48.9%) and other systemic therapies (99.5%). Median treatment duration for trastuzumab deruxtecan was 10 months (0.7-20.5) with a median duration of follow-up of 11.1 months (0.7-19.9). As of data cut-off on 1 August 2019, 42.9% of patients remained on treatment.

The safety and tolerability profile of trastuzumab deruxtecan in DESTINY-Breast01 was consistent with that observed in the Phase I trial. The most common Grade 3 or higher treatment-emergent adverse events were decreased neutrophil count (20.7%), anaemia (8.7%), nausea (7.6%), decreased white cell count (6.5%), decreased lymphocyte count (6.5%) and fatigue (6.0%). Overall, 13.6% of patients had confirmed interstitial lung disease (ILD) related to treatment as determined by an independent review. The events were primarily Grade 1 or 2 (10.9%) in severity with one Grade 3 (0.5%) and no Grade 4 events. Four deaths (2.2%) were determined to be due to ILD.

Regulatory submission of trastuzumab deruxtecan for the treatment of patients with HER2-positive metastatic breast cancer was recently accepted with Priority Review by the US Food and Drug Administration. A regulatory submission has also been made to Japan's Ministry of Health, Labour and Welfare.

About HER2-positive breast cancer
Approximately one in five breast cancers are HER2-positive.1,2 Despite recent improvements and approvals of new medicines, there remains significant unmet needs for patients with advanced HER2-positive metastatic breast cancer.3,4 This disease remains incurable with patients eventually progressing after currently available treatments.3,4

About HER2
HER2 is a tyrosine kinase receptor growth-promoting protein found on the surface of some cancer cells that is associated with aggressive disease and poor prognosis in breast cancer patients.5 To be considered HER2-positive, tumour cancer cells are usually tested by one of two methods: immunohistochemistry (IHC) or fluorescent in situ hybridisation (FISH). IHC test results are reported as: 0, IHC 1+, IHC 2+, or IHC 3+.1 A finding of IHC 3+ and/or FISH amplification is considered positive.1

About DESTINY-Breast01
DESTINY-Breast01 is a pivotal Phase II, single-arm, open-label, global, multicentre, two-part trial evaluating the safety and efficacy of trastuzumab deruxtecan in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine. The primary endpoint of the trial is objective response rate, as determined by independent central review. Secondary objectives include duration of response, disease control rate, clinical benefit rate, progression-free survival and overall survival. Enrolment into DESTINY-Breast01 was completed in September 2018 with 184 patients at more than 100 sites globally.

About trastuzumab deruxtecan
Trastuzumab deruxtecan (DS-8201; fam-trastuzumab deruxtecan in the US only); is the lead product in the investigational ADC Franchise of the Daiichi Sankyo Cancer Enterprise and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ("payload") to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

A comprehensive development programme is underway in North America, Europe and Asia, including five pivotal trials in HER2-expressing metastatic breast and gastric cancers, including a trial in patients with metastatic breast cancer and low levels of HER2 expression. Phase II trials are underway for HER2-expressing advanced colorectal cancer, as well as metastatic non-squamous HER2-overexpressing or HER2-mutated non-small cell lung cancer. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

About the collaboration between AstraZeneca and Daiichi Sankyo
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise trastuzumab deruxtecan as a potential new medicine worldwide, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is solely responsible for manufacturing and supply.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   Tandon A, et al. HER-2/neu Oncogene Protein and Prognosis in Breast Cancer. J Clin Oncol. 1989;7(8):1120-8.
2.   Sledge G, et al. Past, Present, and Future Challenges in Breast Cancer Treatment. J Clin Oncol. 2014;32(19):1979-1986.
3.   de Melo Gagliato D, et al. Mechanisms of Resistance and Sensitivity to Anti-HER2 Therapies in HER2+ Breast Cancer. Oncotarget. 2016;7(39):64431-46.
4.   National Comprehensive Cancer Network (NCCN). NCCN Guidelines. Breast Cancer. Available at https://nccn.org. Accessed December 2019.
5.   American Cancer Society. Breast Cancer HER2 Status. Available at https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-her2-status.html.  Accessed December 2019.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary